EXHIBIT 99.1

Brookfield Infrastructure Announces Automatic Purchase Plan

BROOKFIELD, NEWS, March 31, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that, in connection with its previously announced normal course issuer bid (“NCIB”), it has entered into an automatic purchase plan with its designated broker. The automatic purchase plan, which has been pre-cleared by the Toronto Stock Exchange, will allow for the purchase of Brookfield Infrastructure’s outstanding limited partnership units (the “LP Units”), subject to certain trading parameters, at times when Brookfield Infrastructure ordinarily would not be active in the market due to its own internal trading black-out periods, insider trading rules or otherwise. Outside of these periods, LP Units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The actual number of LP Units purchased under the automatic plan, the timing of such purchases and the price at which LP Units are purchased will depend upon future market conditions.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at https://bip.brookfield.com and investors are encouraged to consult the website.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Senior Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The word “will” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding potential future purchases by Brookfield Infrastructure of its LP Units pursuant to its normal course issuer bid. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the LP Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Infrastructure with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.